EXHIBIT 99.1

Centerra Gold Announces Strategic Plan Including Thompson Creek Prefeasibility Study Highlights

All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100%-basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, Sept. 18, 2023 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) is pleased to announce its strategic plan for each asset in the Company’s portfolio along with the Company’s approach to capital allocation.

President and CEO, Paul Tomory, commented, “We are excited to roll-out our strategic plan that focuses on maximizing the value for each asset in our portfolio. The plan identifies the opportunities at each asset that will drive future value and growth for the Company. Specifically, at Mount Milligan, we expect strong operational performance in the next few years, and we will work to optimize operations and maximize the value of the large deposit. At Öksüt, our life of mine plan demonstrates particularly strong production and cost performance over the next two years with a steady gold production profile continuing throughout the life of mine. Our prefeasibility study on the Thompson Creek molybdenum mine supports a disciplined path to restarting operations and realizing significant vertical integration synergies with the Langeloth Metallurgical Facility. And finally, at the Goldfield Project, we have decided to re-evaluate the project scope of work to achieve a lower capital flowsheet and to maximize the returns on the project. Our exploration focus will now be on oxide and transition material, with the timing of an initial resource estimate contingent on exploration success and metallurgical testwork.”

“In conjunction with execution of the strategic plan, we have also developed a capital allocation strategy which focuses on returning capital to shareholders through dividends and share buybacks, investing in internal projects and exploration within our current portfolio and evaluating external opportunities for growth. We believe that Centerra’s exposure to gold and base metals is a differentiating factor, however, our strategic plan has us remaining a gold-focused company. Today’s announcement provides a clear path to delivering safe and sustainable operations and creating value for our shareholders and local stakeholders in the future.”

Mount Milligan Mine (“Mount Milligan”)

Mount Milligan’s production in the first half of 2023 was impacted by mine sequencing and lower than planned gold grades as a result of mining in an ore-waste transition zone, which caused lower metal recoveries and throughput challenges in the processing plant in the first quarter. The Company has completed mining in the ore-waste transition zone in Phase 9 and is currently mining the higher-grade copper and gold zones from Phase 7 and Phase 9 in the second half of 2023.

Centerra views Mount Milligan’s substantial resource base as a strategic asset and is advancing work on productivity and cost efficiencies in concert with mine plan optimization to offset some of the recent inflationary pressures that have impacted the industry. In parallel, Centerra is working to explore ways to maximize the value of the very large mineral endowment.

Öksüt Mine (“Öksüt”)

As previously disclosed, Öksüt resumed full operations on June 5, 2023. In June 2023, the mine started ramping up its crushing, stacking, and processing activities and produced 20,503 ounces during the month. Öksüt continues to process gold-in-carbon inventory, and on July 31, 2023 Centerra issued 2023 gold production guidance of 180,000 to 190,000 ounces.

The Company expects elevated production at Öksüt through mid-2024, as the inventory and stockpiles are processed through the adsorption, desorption, and recovery (“ADR”) plant, at which point, the production levels are expected to return to steady state. The life of mine (“LOM”) plan, in the table below, has been updated to reflect the restart of operations and other optimizations. The updated Öksüt LOM will generate positive free cash flow, and the mine remains a strategic asset in Centerra’s portfolio.

Öksüt LOM Plan

	Gold Production (Koz)	Gold Production Costs ($/oz)	AISC on a by-product basisNG ($/oz)	Additions to PP&E / Total Capital ExpendituresNG(2) ($M)
Q2 YTD 2023	20.5	$404	$1,484	$11
2023(1)	180 – 190	$450 – $500	$650 – $700	$35 – $45
2024	190 – 210	$600 – $700	$800 – $900	$30 – $40
2025	125 – 145	$725 – $825	$875 – $975	$10 – $15
2026	110 – 130	$800 – $900	$925 – $1,025	$5 – $10
2027	110 – 130	$800 – $900	$925 – $1,025	$5 – $10
2028	100 – 120	$900 – $1,000	$975 – $1,075	$0 – $5
2029	40 – 50	$1,500 – $1,600	$1,600 – $1,700	-

(1) As a result of restarting activities at Öksüt, Centerra published Öksüt guidance on July 31, 2023 in conjunction with the Company’s second quarter 2023 results. (2) Additions to Property, Plant, and Equipment (“PP&E”) is the same as Total Capital ExpendituresNG for full year estimates in 2023-2029.

Molybdenum Business Unit

The Molybdenum Business Unit (“MBU”) is a fully integrated business in North America with a long operating history. The MBU consists of the Thompson Creek Mine (“Thompson Creek”) in Idaho, the Endako Mine (“Endako”) in northern British Columbia, a joint venture in which Centerra owns a 75% interest and the remaining 25% is held by Sojitz Moly Resources, Inc., and the Langeloth Metallurgical Facility (“Langeloth”) near Pittsburgh, Pennsylvania. The two mines have been in care and maintenance since late 2014 and mid-2015, respectively, with significant infrastructure in place that is in excellent condition, while Langeloth has continued to operate at reduced capacity processing third party concentrates and selling finished molybdenum products.

The Company has completed a prefeasibility study (“PFS”) on the restart of mining at Thompson Creek, with the objective of realizing value for the MBU. A restart of Thompson Creek, vertically integrated with operations at Langeloth, would result in a combined $373 million after-tax net present value (5%) (“NPV5%”) and 16% after-tax internal rate of return (“IRR”), based on a flat molybdenum price of $20 per pound.

Langeloth is among the largest molybdenum conversion plants in North America and is a unique and strategic asset given its proximity to the North American steel market. Significant synergies and margin improvements that will enhance future cash flow generation and profitability from the MBU will result from: (1) increased capacity utilization at Langeloth from the current level of 30-35% to leverage fixed costs; (2) ability to blend the high-quality Thompson Creek concentrate with lower quality third-party concentrates; and (3) ability to produce an increased volume of higher margin final molybdenum products. Overall, the restart and integration of Thompson Creek with Langeloth presents an opportunity to establish a fully integrated business that can leverage existing infrastructure and create long-term value through profitable operations and significant optionality.

The Thompson Creek PFS includes an optimized mine plan with an 11-year mine life. A summary of the PFS production profile is included in the table below.

Thompson Creek PFS Production Profile

	Ore Mined (M tonnes)	Grade (% Mo)	Molybdenum Production (Mlbs)
Year 1	5	0.03%	3
Year 2 – Year 3(1)	10	0.05%	11
Year 4 – Year 8(1)	9	0.07%	13
Year 9 – Year 11(1)	8	0.08%	14
Total LOM	95	0.07%	134

(1) Ore mined, grade, and molybdenum production are annual weighted averages for the stated period. NOTE: Numbers may not add due to rounding.

The cost profile associated with the Thompson Creek PFS, shown in the table below, is split into three phases, largely driven by the grade profile in the production table above. The average production cost breakdown over the LOM is approximately 50% mining, 35% processing, and 15% general and administration.

Thompson Creek PFS Cost Profile

	Production Costs ($/lb Mo)	AISC on a by-product basisNG ($/lb Mo)
Year 2 – Year 3	$13 – $16	$15 – $18
Year 4 – Year 8	$10 – $13	$12 – $15
Year 9 – Year 11	$7 – $10	$8 – $11

In line with the Company’s disciplined approach to capital allocation, Centerra expects to phase the operations restart at Thompson Creek. The PFS, requiring between $350 and $400 million of pre-production capital expenditures, includes an optimized mine design, which leads to a longer mine life and provides for greater exposure to molybdenum price cycles. As previously disclosed with the Company’s outlook on February 23, 2023, capital spending at Thompson Creek in 2023 is expected to be $9 to $10 million associated with advancement of project studies including project de-risking activities such as geotechnical drilling, additional engineering costs and site early works.

The Company has commenced a feasibility study (“FS”) for Thompson Creek, which is expected to be completed by mid-2024. Upon completion of the FS, the Company expects to authorize a limited notice to proceed, requiring $100 to $125 million of capital for pre-stripping within current authorizations and to purchase long lead items. While the current authorizations support early works and certain activities defined in the limited notice to proceed stage, the Company has initiated discussions with the appropriate authorities to obtain a modified permit for the full scope of the optimized mine plan. The Company expects to authorize full notice to proceed in mid-2025, linked to sufficient progress toward permit modification approvals for the optimized mine plan, at which time the remaining $250 to $275 million of capital will be released to complete the project. First production is expected in the second half of 2027. A breakdown of the PFS capital spending profile is included in the table below.

Thompson Creek PFS Capital Expenditures

Stage	Expected Timeframe	Additions to PP&E / Capital ExpendituresNG(1) ($M)
Limited notice to proceed	Mid-2024 to Mid-2025	$100 – $125
Full notice to proceed	Mid-2025 to Mid-2027	$250 – $275
Total Pre-Production Non-Sustaining Capital ExpendituresNG		$350 – $400

(1) Additions to Property, Plant, and Equipment (“PP&E”) is the same as Total Capital ExpendituresNG.

The Thompson Creek PFS and synergies at Langeloth demonstrate solid economics at flat molybdenum prices of $20 per pound. The sensitivity of project economics due to changes in molybdenum prices is illustrated in the table below.

Project Economics Sensitivity to Molybdenum Prices

Project Economics	Molybdenum Price ($/pound)
	$17.50	$20 (PFS price)	$22.50	$25
NPV5%	$153M	$373M	$569M	$761M
IRR	10%	16%	20%	25%

Endako is expected to remain in care and maintenance as the Company focuses on the Thompson Creek restart. Endako is an important molybdenum asset with a large defined resource in a top-tier jurisdiction, with valuable modern plant infrastructure, providing longer-term optionality. Should Endako be restarted in the future, it could support many years of continuous mining from Centerra’s MBU.

While Centerra remains primarily a gold mining business, the Company sees value from its exposure to base metals. As part of the value maximizing plan for the MBU, the Company will evaluate all strategic options for the assets.

Goldfield Project

As previously disclosed with the Company’s second quarter results on July 31, 2023, after a review of the Goldfield Project (“Goldfield”), the Company has made the decision to re-evaluate the project scope of work to achieve a lower capital flowsheet and to maximize returns on the project. As a result, it will now focus exploration activities only on oxide and transition material, principally in the Gemfield and nearby deposit areas. Due to this strategic pivot, Centerra will take additional time to perform exploration activities in Goldfield’s large, underexplored land position before releasing an initial resource estimate. The timing for Goldfield’s initial resource estimate will be contingent on exploration success and metallurgical testwork. Centerra will provide an update on exploration progress at Goldfield with the Company’s third quarter 2023 results. The Company continues to believe that Goldfield presents an attractive opportunity in a top mining jurisdiction.

Kemess

Kemess is a past producing mine located in the Toodoggone district within British Columbia’s prolific Golden Horseshoe, a highly prospective area with multiple gold and copper discoveries. Kemess benefits from infrastructure already on-site, including a process plant, water treatment plant, air strip, and an open pit available for waste storage. In addition, Kemess has several permits in place and an impact benefit agreement with its First Nation partner. Centerra’s strategic approach at Kemess is to leverage the existing infrastructure to unlock regional potential and continue to evaluate the underground prospect of Kemess which could be a future source of gold and copper production.

Capital Allocation

Centerra expects to generate significant free cash flow in the short- and medium-term and has developed a capital allocation strategy that focuses on three key areas: (1) returning capital to shareholders through continued dividends and share buybacks; (2) investing in internal growth projects and exploration within the Company’s current portfolio, including the Thompson Creek restart, the Goldfield project and greenfield exploration; and (3) evaluating external opportunities for growth. Even after accounting for these three areas of priority, the Company expects to maintain a significant cash balance through the end of 2024 and beyond.

Exploration

Total exploration expenditures estimated for 2023 are expected to be $40 to $50 million. This includes exploration spending at Goldfield of $16 to $20 million, $16 to $19 million on greenfield and generative exploration projects, and $8 to $11 million on brownfield exploration. In 2023, brownfield exploration at Mount Milligan is focused on resource expansion drilling programs within the open-pit and to the west and southwest of the ultimate pit margins, while exploration at Öksüt will continue to test oxide gold potential at peripheral prospects and assess potential for deeper porphyry-style copper-gold mineralization. In the next few years, Centerra will continue to invest in exploration spending with roughly 50% of annual exploration spending allocated to brownfield and 50% allocated to greenfield activities.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Qualified Persons

Andrey Shabunin, Professional Engineer, member of Professional Engineers of Ontario and General Manager of Öksüt Mine at Öksüt Madencilik Sanayi Ticaret A.Ş., a wholly owned subsidiary of Centerra, has reviewed and approved the scientific and technical information under the heading “Öksüt Mine (“Öksüt”)” in this news release. Mr. Shabunin is a Qualified Person within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”).

Jean-Francois St-Onge, Professional Engineer, member of the Professional Engineer of Ontario (PEO) and Centerra’s Senior Director, Technical Services, has reviewed and approved the scientific and technical information in this news release related to mining. Mr. St-Onge is a Qualified Person within the meaning of NI 43-101.

Lars Weiershäuser, PhD, P.Geo, and Centerra’s Director, Geology, has reviewed and approved the scientific and technical information included in this news release related to geology and mineral resources. Dr. Weiershäuser is a Qualified Person within the meaning of NI 43-101.

Anna Malevich, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Senior Director, Projects has reviewed and approved the scientific and technical information included in this news release related to processing and metallurgy. Ms. Malevich is a Qualified Person within the meaning of 43-101.

All other scientific and technical information presented in this document was reviewed and approved by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Executive Vice President and Chief Operating Officer. Mr. Chawrun is a Qualified Person within the meaning of NI 43-101.

Caution Regarding Forward-Looking Information:

Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words "achieve", “advance”, “assume”, “anticipate”, “approach”, “believe”, “budget”, “contemplate”, “contingent”, “continue”, “could”, “deliver”, “de-risk”, “develop”, “enhance”, “estimate”, “evaluate”, “expand”, “expect”, “explore”, “focus”, “forecast”, “future”, “generate”, “growth”, “in line”, “improve”, “intend”, “may”, “maximize”, “modify”, “obtain”, “offset”, “on track”, “optimize”, “path”, “plan”, "potential", “re-evaluate”, “realize”, “remaining”, “restart”, “result”, “schedule”, “sees”, “seek”, “strategy”, “subject to”, “target”, “test”, “understand”, “update”, “will”, and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding the Company’s strategic plan for each asset in its portfolio and maximizing the value thereof, 2023 Guidance, including production, costs, capital expenditures and cash flows; the expected profile of the Company’s future production and costs; expectations that the Mount Milligan Mine is on track to access higher grades in the second half of 2023 and Mount Milligan Mine’s production will be weighted to the back end of 2023; expectations of gold processing at the Öksüt Mine, including processing Öksüt Mine’s gold in carbon inventory and gold in ore stockpiles and on the heap leach pad; strategic options for the entire Molybdenum Business Unit; re-evaluating the Goldfield Project including achieving a lower capital flow sheet and maximizing returns on the project; the Company’s capital allocation strategy regarding dividends and share buybacks; investing in internal projects and exploration within the Company’s current portfolio; evaluating external opportunities for growth; and ongoing evaluations of a restart of the Thompson Creek Mine, including synergies created at Langeloth its operating capacities and the use of the concentrate from the Thompson Creek Mine, projected net present value and internal rates of return on such a restart and receiving required permitting and authorization from the relevant authorities concerning a restart; the future of Endako if restarted; exploration activities and metallurgical test work at the Goldfield Project; the regional potential and underground prospects at Kemess; and the future exploration plans for the Company.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward- looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the Company receiving approval for the renewal of its normal course issuer bid; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: the Company receiving the required authorizations and permits for the restart of Thompson Creek; the ability of the Company to blend concentrate from Thompson Creek at Langeloth; the stability of the pit walls at the Company’s operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, wildfires, earthquakes, COVID-19, or other global events such as wars); the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of September 18, 2023. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

Non-GAAP and Other Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	51.3	40.0	47.0	40.0	4.3	—
Production costs attributable to copper	29.3	29.8	29.3	29.8	—	—
Total production costs excluding molybdenum segment, as reported	80.6	69.8	76.3	69.8	4.3	—
Adjust for:
Third party smelting, refining and transport costs	3.2	3.0	3.2	3.0	—	—
By-product and co-product credits	(34.7)	(43.5)	(34.7)	(43.5)	—	—
Adjusted production costs	49.1	29.3	44.8	29.3	4.3	—
Corporate general administrative and other costs	10.2	11.7	—	0.4	—	—
Reclamation and remediation - accretion (operating sites)	1.1	2.1	0.6	0.6	0.5	1.5
Sustaining capital expenditures	20.6	24.5	13.3	20.2	7.3	4.2
Sustaining leases	1.4	1.4	1.3	1.3	0.1	0.1
All-in sustaining costs on a by-product basis	82.4	69.0	60.0	51.8	12.2	5.8
Exploration and evaluation costs	18.6	13.4	0.9	3.1	0.5	1.2
Non-sustaining capital expenditures(1)	1.8	1.0	—	0.6	—	—
Care and maintenance and other costs	7.3	3.2	—	—	4.7	0.1
All-in costs on a by-product basis	110.0	86.6	60.9	55.5	17.4	7.1
Ounces sold (000s)	48.2	41.6	37.5	41.6	10.7	—
Pounds sold (millions)	12.8	18.9	12.8	18.9	—	—
Gold production costs ($/oz)	1,066	961	1,255	961	404	n/a
All-in sustaining costs on a by-product basis ($/oz)	1,711	1,659	1,599	1,245	1,143	n/a
All-in costs on a by-product basis ($/oz)	2,284	2,082	1,624	1,334	1,625	n/a
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,656	1,699	1,529	1,286	1,143	n/a
Copper production costs ($/pound)	2.28	1.58	2.28	1.58	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.77	2.10	2.77	2.10	n/a	n/a

(1)   Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current quarter, non-sustaining capital expenditures include costs related to the installation of the staged flotation reactors at the Mount Milligan Mine.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	94.6	85.2	90.3	64.0	4.3	21.1
Production costs attributable to copper	70.6	64.4	70.6	64.4	—	—
Total production costs excluding molybdenum segment, as reported	165.2	149.6	160.9	128.4	4.3	21.1
Adjust for:
Third party smelting, refining and transport costs	5.0	6.2	5.0	6.0	—	0.2
By-product and co-product credits	(89.2)	(119.0)	(89.2)	(119.0)	—	—
Adjusted production costs	81.0	36.8	76.7	15.4	4.3	21.3
Corporate general administrative and other costs	24.9	24.0	0.1	0.5	—	—
Reclamation and remediation - accretion (operating sites)	2.1	3.6	1.2	1.1	0.9	2.5
Sustaining capital expenditures	25.5	39.2	15.1	32.8	10.4	6.4
Sustaining lease payments	2.8	2.9	2.5	2.6	0.3	0.3
All-in sustaining costs on a by-product basis	136.3	106.5	95.6	52.4	15.9	30.5
Exploration and study costs	33.8	21.6	1.3	6.5	0.9	1.7
Non-sustaining capital expenditures	1.8	1.8	—	1.5	—	—
Care and maintenance and other costs	20.2	5.8	—	—	14.2	0.1
All-in costs on a by-product basis	192.1	135.7	96.9	60.4	31.0	32.3
Ounces sold (000s)	87.1	136.5	76.5	81.8	10.7	54.7
Pounds sold (millions)	28.2	38.4	28.2	38.4	—	—
Gold production costs ($/oz)	1,085	624	1,181	783	404	386
All-in sustaining costs on a by-product basis ($/oz)	1,564	780	1,250	641	1,484	557
All-in costs on a by-product basis ($/oz)	2,205	994	1,267	738	2,896	590
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,635	1,008	1,330	1,021	1,484	557
Copper production costs ($/pound)	2.51	1.68	2.51	1.68	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.81	2.18	2.81	2.18	n/a	n/a

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2022	2021	2023	2022
Cash (used in) provided by operating activities(1)	$33.4	$(3.5)	$21.6	$80.9	$7.7	$(51.2)	$30.7	$(6.1)	$(26.6)	$(27.1)
Deduct:
Property, plant & equipment additions(1)	(22.8)	(27.7)	(12.8)	(23.4)	(7.3)	(4.2)	(0.1)	—	(2.6)	(0.1)
Free cash flow (deficit)	$10.6	$(31.2)	$8.8	$57.5	$0.4	$(55.4)	$30.6	$(6.1)	$(29.2)	$(27.2)

(1)   As presented in the Company’s condensed consolidated statements of cash flows.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash (used in) provided by operating activities(1)	$(66.4)	$24.8	$49.2	$101.7	$(13.1)	$12.4	$(45.9)	$(25.9)	$(56.6)	$(63.4)
Deduct:
Property, plant & equipment additions(1)	(28.9)	(46.9)	(15.8)	(37.8)	(10.4)	(6.4)	(0.1)	(0.3)	(2.6)	(2.4)
Free cash (deficit) flow	$(95.3)	$(22.1)	$33.4	$63.9	$(23.5)	$6.0	$(46.0)	$(26.2)	$(59.2)	$(65.8)

(1)   As presented in the Company’s condensed consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$20.8	$25.2	$11.8	$18.3	$7.0	$5.6	$0.1	$0.2	$1.9	$1.1
Adjust for:
Costs capitalized to the ARO assets	2.1	0.6	1.2	2.2	0.9	(0.7)	—	—	—	(0.9)
Costs capitalized to the ROU assets	0.2	(0.2)	0.2	—	—	(0.2)	—	—	—	—
Costs relating to the acquisition of Goldfield Project	—	—	—	—	—	—	—	—	—	—
Other(2)	(0.6)	0.1	0.1	0.4	(0.6)	(0.5)	—	—	(0.1)	0.2
Capital expenditures	$22.5	$25.7	$13.3	$20.9	$7.3	$4.2	$0.1	$0.2	$1.8	$0.4
Sustaining capital expenditures	20.7	24.7	13.3	20.3	7.3	4.2	0.1	0.2	—	0.1
Non-sustaining capital expenditures	1.8	1.0	—	0.6	—	—	—	—	1.8	0.4

(1)   As presented in the Company’s condensed consolidated financial statements.
(2)   Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Six months ended June 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$28.8	$235.4	$16.1	$28.0	$10.7	$5.1	$0.1	$0.4	$1.9	$201.9
Adjust for:
Costs capitalized to the ARO assets	(0.8)	13.9	(0.6)	5.9	(0.2)	1.20	—	—	0.0	6.8
Costs capitalized to the ROU assets	0.1	(0.2)	0.10	0.0	0.0	(0.2)	—	—	—	—
Costs relating to the acquisition of Goldfield Project	0.0	(208.2)	—	—	—	—	—	—	0.0	(208.2)
Other(2)	(0.7)	0.8	(0.5)	0.4	(0.1)	0.2	—	0.2	(0.1)	—
Capital expenditures	$27.4	$41.7	$15.1	$34.3	$10.4	$6.3	$0.1	$0.6	$1.8	$0.5
Sustaining capital expenditures	25.6	39.8	15.1	32.8	10.4	6.3	0.1	0.6	—	0.1
Non-sustaining capital expenditures	1.8	1.9	—	1.5	—	—	—	—	1.8	0.4

(1)   As presented in the Company’s consolidated financial statements.
(2)   Includes reclassification of insurance and capital spares from supplies inventory to PP&E